UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: April 14, 2020

(Date of earliest event reported)

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other incorporation)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105

Los Angeles, CA 90066

(Full mailing address of principal executive offices)

(855) 282-5829

(Issuer’s telephone number, including area code)

Series D Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

On March 23, 2020, Winc, Inc. (the “Company”) and Dalmore Group, LLC (“Dalmore”) entered into a Broker-Dealer Agreement ("Broker—Dealer Agreement") pursuant to which Dalmore will be the broker/dealer of record in order to provide compliance and administrative services for the offering of shares of the Company's Series D Preferred Stock under Regulation A. On April 6, 2020, the Company and Prime Trust, LLC entered into a related Escrow Agreement. A new form of Subscription Agreement, the Broker-Dealer Agreement and the Escrow Agreement are filed as Exhibits 4.2, 6.5 and 8.2 to this Current Report on Form 1-U, respectively.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Name:	Geoffrey McFarlane
Title:	Chief Executive Officer

Date:	April 14, 2020

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Exhibit Index

Exhibit No.	Description

4.2	Form of Subscription Agreement
6.5	Broker-Dealer Agreement with Dalmore Group, LLC
8.2	Escrow Services Agreement with Prime Trust, LLC

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